

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



06012428

21 March 2006


SEC MAIL PROCESSING
RECEIVED
APR 10 2006
WASH, D.C. 213 SECTION

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 March 2006, Re: Proposed disposal of 21,616,069 ordinary shares of RM1.00 each in Amalgamated Containers Berhad ("ACB") representing approximately 28.94% equity interest in ACB to Lion Corporation Berhad ("LCB") via a conditional take-over offer by LCB for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
APR 11 2006
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **20/03/2006 06:11:23 PM**
Submitted by **AMSTEEL** on **20/03/2006 06:15:59 PM**
Reference No **AA-060320-7F5C7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF 21,616,069 ORDINARY SHARES OF RM1.00 EACH IN AMALGAMATED CONTAINERS BERHAD ("ACB") REPRESENTING APPROXIMATELY 28.94% EQUITY INTEREST IN ACB TO LION CORPORATION BERHAD ("LCB") VIA A CONDITIONAL TAKE-OVER OFFER BY LCB

* **Contents :-**

1. INTRODUCTION

On 2 December 2004, Amsteel Corporation Berhad ("Amsteel" or "Company") and its wholly-owned subsidiary, Umatrac Enterprises Sdn Bhd ("Umatrac"), each received a notice of receipt of conditional voluntary offer ("Notice of Receipt") dated 25 November 2004 ("Notice") from Amalgamated Containers Berhad ("ACB"), in relation to Lion Corporation Berhad's ("LCB") intention to acquire the remaining 71,522,971 ordinary shares of RM1.00 each in ACB ("Offer Shares"), representing 95.73% of the issued and paid-up capital in ACB which are not already owned by LCB and its wholly-owned subsidiary, Limpahjaya Sdn Bhd, on the basis of LCB issuing two new ordinary shares of RM1.00 each in LCB ("New LCB Shares") at an issue price of RM1.31 each for every three existing Offer Shares held ("Offer").

On 4 October 2005, LCB announced that the Securities Commission ("SC") had given its approval for the Offer and subsequent thereto on 24 November 2005, LCB further announced that Bursa Malaysia Securities Berhad ("Bursa Securities") had given its approval-in-principle for the listing of and quotation for the New LCB Shares to be issued pursuant to the Offer.

LCB had on 17 March 2006 announced that the Offer document together with the Form of Acceptance and Transfer in relation to the Offer ("Offer Document") will be despatched within seven (7) days from 16 March 2006 (subject to the clearance of the Offer Document by the SC).

The Board of Directors of Amsteel ("Board") wishes to announce the following proposed disposals pursuant to the Offer:

a) by Amsteel of its entire 1.33% equity interest in ACB or approximately 0.99 million Offer Shares to LCB, to be satisfied by the issuance of approximately 0.66 million New LCB Shares; and

b) by Umatrac of its entire 27.61% equity interest in ACB or approximately 20.62 million Offer

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary 20 MAR 2006

Shares to LCB, to be satisfied by the issuance of approximately 15.75 million New LCB Shares;

(collectively referred to as the "Proposed Disposal").

2. TERMS AND CONDITIONS OF THE OFFER

The principal terms and conditions of the Offer are as follows:

2.1 Consideration

LCB proposes to issue up to 47,681,981 New LCB Shares in exchange for the Offer Shares on the basis of two New LCB Shares for every three existing Offer Shares held.

2.2 Conditions of the Offer

The Offer is conditional upon the following:-

(i) LCB receiving by 5.00 p.m. (Malaysian time) on the Closing Date of the Offer or such other date as LCB's board of directors may decide with the consent of the SC, acceptances (provided that they are not, where permitted, withdrawn), which would result in LCB and all persons acting in concert with it holding in aggregate, together with those ACB Shares already held or entitled to be acquired, of more than 50% of the voting shares of ACB.

(ii) Approvals being obtained from the following:-

(a) the Securities Commission ("SC"), which was obtained on 29 September 2005;

(b) the Foreign Investment Committee (through the SC), which was obtained on 29 September 2005;

(c) the shareholders of LCB, which was obtained on 20 December 2005;

(d) Bursa Securities' approval-in-principle for the listing of and quotation for the New LCB Shares to be issued pursuant to the Offer, which was obtained on 23 November 2005; and

(e) the LCB lenders, which was obtained on 21 December 2005.

(iii) The receipt by LCB of the Securities Industry Council of Singapore's confirmation that a mandatory general offer in respect of Lion Asiapac Limited ("LAP") pursuant to the Singapore Code on Take-overs and Mergers will not be required to be undertaken after the Offer, in view of ACB's 30.65% shareholding interests in LAP (a company listed on the Singapore Exchange Securities Trading Limited).

(iv) Since 30 June 2004, being the date of the last audited accounts of ACB prior to the date of the Notice (i.e. 25 November 2004) (except as disclosed in the annual report and accounts of ACB for the financial year ended ("FYE") 30 June 2004),

(a) there are no materially adverse changes in the business, financial or trading position or prospects of the ACB Group; and

(b) there is no contingent liability that arose, which might have a materially adverse

effect on the ACB Group.

(v) No government or regulatory body or any other person having, prior to the closing of the Offer proposed, threatened or effected any action, proceedings, suit, investigation or enquiry, or enacted, made or proposed, and there not continuing to be outstanding any statute, regulation or order that would or might make the Offer or the acquisition of any of the Offer Shares by LCB and/or its assigns void, unenforceable or illegal.

LCB reserves the right to waive all or any of the above conditions of the Offer, in whole or in part, other than those stated in Paragraphs 2.2 (i) and (ii) above. Pursuant to the announcement made by LCB on 17 March 2006, ACB's indirect interest in LAP is currently less than 30% and in relation thereto, the condition as stated in Paragraph 2.2 (iii) above is no longer applicable.

2.3 Ranking of the New LCB Shares

The New LCB Shares to be issued pursuant to the Offer shall, upon allotment and issue, rank *pari passu* in all respects with the then existing LCB Shares save that the holder of the New LCB Shares shall not be entitled to any rights, dividends and/or distributions which may be declared by LCB for the FYE 30 June 2005. LCB did not declare any dividends to its shareholders for the FYE 30 June 2005.

2.4 Fractional Entitlements

Fractional entitlements to the New LCB Shares will not be allotted or issued to the accepting shareholders and entitlements to the New LCB Shares will be rounded down to the nearest whole New LCB Share.

2.5 Despatch of the Offer Document

The Offer is subject to the approvals of the relevant authorities being received prior to the despatch of the Offer Document. Section 13(7) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") requires the Offeror (i.e. LCB) to despatch the Offer Document not later than thirty-five days from the date of the serving of the Notice.

On 23 December 2004, LCB announced that the SC had approved LCB's application for an extension of time to despatch the Offer Document within seven days from the date of approval of all relevant regulatory authorities, whichever is the later.

2.6 Compulsory Acquisition

Pursuant to the Securities Commission Act 1993 ("SCA"), if LCB receives acceptances of not less than 90% of the Offer Shares (other than shares already held at the date of the Offer Document to be despatched by LCB or by a nominee for or a related corporation of LCB) within four months after the making of the Offer, LCB would be entitled to, subject to complying with the provisions of Section 34 of the SCA, compulsorily acquire any remaining Offer Shares for which acceptances have not been received under the Offer.

If the above situation arises, LCB intends to invoke the provisions of Section 34 of the SCA to compulsorily acquire the remaining Offer Shares from the holders who have not elected to accept, whether in whole or in part, the Offer.

3. INFORMATION ON ACB

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

20 MAR 2006

ACB was incorporated in Malaysia under the Companies Act, 1965 ("Act") on 26 August 1982 as a private limited company under the name of Amalgamated Cement Mills Sdn Bhd. It then changed its name to Amalgamated Containers Sdn Bhd on 27 August 1988 and assumed its present name on 17 August 1992 upon its conversion to a public company. ACB was listed on the Main Board of Bursa Securities on 28 October 1993.

ACB is primarily an investment holding company and its subsidiaries are engaged in a range of activities, principally those relating to the manufacturing, trading, sale and distribution of steel and iron products; the processing and sale of steel coils and sheets; and the manufacturing, marketing and distribution of pre-painted steel sheets and related products.

ACB became a wholly-owned subsidiary of Amsteel in November 1988 at a cost of investment of RM2.00 then. Umatrac first acquired shares in ACB in September 1993 for RM5.15 million.

In 1993, ACB ceased to be a subsidiary of Amsteel upon its listing on the Main Board of Bursa Securities.

As at 31 December 2005, the carrying value of ACB in Amsteel and Umatrac is approximately RM1.0 million and RM20.75 million respectively. However, the carrying value of ACB in the Amsteel Group (including the post-acquisition reserves) is approximately RM24.50 million.

4. INFORMATION ON LCB

LCB was incorporated in Malaysia under the Act on 27 September 1972 as a private limited company under the name of Lion (Teck Chiang) Sdn Bhd. It then changed its name to Lion Corporation Sdn Bhd on 18 May 1981 and assumed its present name on 30 May 1981 upon its conversion to a public company. LCB was listed on the Main Board of Bursa Securities on 17 March 1982.

LCB is an investment holding company which subsidiaries are involved in the manufacture of hot-rolled and cold-rolled coils, bands, plates and sheets, the manufacturing, distribution and trading of flat steel, office equipment and related steel products, assembly, sale and distribution of private and commercial vehicles, and share registration and secretarial services.

As at 28 February 2006, the authorised share capital of LCB is RM2,000,000,000 comprising 2,000,000,000 LCB Shares, while the issued and paid-up capital of LCB is RM925,593,622 comprising 925,593,622 LCB Shares.

The directors and substantial shareholders of LCB as at 28 February 2006 are set out in Table 1.

5. RELATED PARTY TRANSACTION

The Proposed Disposal is deemed a related party transaction under Bursa Securities' Listing Requirements ("Bursa LR"). In compliance with paragraph 10.08 of Chapter 10 of the Bursa LR and subject to the approval of Bursa Securities, PM Securities Sdn Bhd has been appointed by the Company to act as the Independent Adviser to advise the minority shareholders of Amsteel on the fairness and reasonableness of the Proposed Disposal and whether the Proposed Disposal is to the detriment of the minority shareholders.

6. RATIONALE FOR THE PROPOSED DISPOSAL

The Amsteel Group's investment in ACB is one of the non-core and peripheral assets and businesses to be disposed of pursuant to the proposed divestment program, which forms part of its corporate and


20 MAR 2006

debt restructuring scheme ("GWRS"). The Proposed Disposal provides an opportunity for Amsteel and Umatrac to swap their respective investment in ACB for an investment in LCB. In line with the proposed divestment program, the LCB Shares will eventually be placed out at appropriate times and the proceeds of such placements will be utilised to repay the lenders under the Amsteel Group's GWRS. Taking into consideration the liquidity of the LCB Shares as compared with the ACB Shares, the Proposed Disposal will facilitate the Amsteel Group's subsequent disposal of the LCB Shares to repay the lenders.

7. APPROVAL REQUIRED

The Proposed Disposal is subject to the approval of the following:

i) the shareholders of Amsteel at an extraordinary general meeting ("EGM") to beconvened;

ii) the lenders of Amsteel. Approval from the lenders of Amsteel for the proposed disposal of all the ACB Shares held by Amsteel and for the 4,000,000 ACB Shares held by Umatrac has been obtained as at 21 December 2005 whereas the approval for the proposed disposal of the balance 16,625,069 ACB Shares held by Umatrac is still pending; and

iii) any other relevant authorities, if required.

8. FINANCIAL EFFECTS

8.1 Share Capital

There will be no effect on the issued and paid-up capital of Amsteel, as the Proposed Disposal does not involve the issuance of new ordinary share by Amsteel.

8.2 Earnings

The Proposed Disposal is expected to be completed by July 2006 and is not expected to have any impact on the earnings of the Amsteel Group for the financial year ending 30 June 2006.

The Proposed Disposal is not expected to have a material impact on the earnings of the Amsteel Group for the financial year ending 30 June 2007.

8.3 Net Assets ("NA")

On a proforma basis, the Proposed Disposal is not expected to have a material impact on the NA of the Amsteel Group based on the audited consolidated balance sheet as at 30 June 2005.

9. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The following Directors of Amsteel do not consider themselves independent in respect of the Proposed Disposal by virtue of the following:

i) Y. Bhg. Tan Sri Cheng Heng Jem ("TSWC") is the Chairman and Managing Director of LCB and a Director of ACB. He is also a substantial shareholder of Amsteel, LCB and ACB;

ii) Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim, is an employee of a subsidiary of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TSWC. He is also the Chairman of ACB;

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary 20 MAR 2006

iii) Mr Ong Kek Seng, is an employee of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TSWC;

iv) Mr M. Chareon Sae Tang @ Tan Whye Aun is a Director of LCB and person acting in concert with LCB in relation to the Offer as defined by the Code.

(collectively referred to as the "Interested Directors")

The Interested Directors have abstained and will continue to abstain from all Directors' deliberations and voting at the meetings of the Board in relation to the Proposed Disposal.

The Company is currently in the process of ascertaining the interest of the other interested substantial shareholders and persons connected with them in the Proposed Disposal. Such interest will be disclosed in the Circular to be issued to the shareholders of the Company in due course.

Save as disclosed above, none of the other Directors and/or substantial shareholders of Amsteel has any interest, direct or indirect, in the Proposed Disposal.

10. DIRECTORS' RECOMMENDATION

The Directors of Amsteel (save for the Interested Directors), having taken into consideration all aspects of the Proposed Disposal, including the liquidity of the LCB Shares as compared with the ACB Shares, are of the opinion that the Proposed Disposal is in the best interest of Amsteel.

11. DOCUMENTS FOR INSPECTION

The Notice of Receipt together with the Notice are available for inspection during normal office hours of the Company on any weekday (except on Public Holidays) at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur for a period of one month from the date hereof.

12. OTHER MATTERS

As at the date of this announcement, neither Amsteel nor Umatrac has received the Offer Document.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 : Directors and Substantial Shareholders of LCB

Directors	Substantial Shareholders
Tan Sri Cheng Heng Jem	Tan Sri Cheng Heng Jem
Raja Dato' Zainal Abidin bin Raja Haji Tachik	Datuk Cheng Yong Kim
Datuk Cheng Yong Kim	Lion Realty Pte Ltd
Dato' Haji Yahya bin Haji Taib	Lion Development (Penang) Sdn Bhd
Datuk Emam Mohd Haniff bin Emam Mohd Hussain	Horizon Towers Sdn Bhd
M Chareon Sae Tang @ Tan Whye Aun	LDH (S) Pte Ltd
Folk Fong Shing @ Kok Fong Hing	Lion Industries Corporation Berhad
	Lion Diversified Holdings Berhad
	Amsteel Mills Sdn Bhd
	Steelcorp Sdn Bhd
	LLB Steel Industries Sdn Bhd

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 MAR 2006